Mail Stop 4561

February 17, 2009

Mr. Alan I. Rothenberg
Chairman of the Board and Chief Executive Officer
1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, CA 90067

> **Re:** **1st Century Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-53050**

Dear Mr. Rothenberg:

We have reviewed your response dated February 6, 2009 and have the following comment.

Form 8-K filed February 3, 2009

Exhibit 99.1 – Press release dated February 3, 2009

1. We note your statement that total non-performing assets are estimated to be approximately $5.9 million at December 31, 2008. Please tell us and in your next 10-K disclose the nature of non-performing assets and describe the reasons for the significant increase in non-performing assets in the fourth quarter of 2008.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief